August 5, 2014

VIA EDGAR & FEDERAL EXPRESS

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Southwestern Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-08246

Dear Mr. Skinner:

As a follow-up to our teleconferences held on July 21, 2014 and August 5, 2014, Southwestern Energy Company (the “Company”) is responding to the comment of the Staff (“the Staff”) of the Securities and Exchange Commission by letter dated July 10, 2014 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. For your convenience, the Staff’s comment is reprinted in bold below.

Form 10-K for the Fiscal Year Ended December 31, 2013

Exhibit 99.1

1.

We note from your response to our comment in the letter dated May 30, 2014, that you will comply with the disclosure requirements of FASB ASC paragraph 932-235-50-10 in the future, should important economic factors or significant uncertainties affect a material component of your proved reserves. However, it appears you determined that disclosure of information related to the locations with a negative present worth discounted at 10% as of December 31, 2013 is not warranted under FASB ASC paragraph 932-235-50-10. We are not in a position to agree with the basis for your conclusions regarding the subject locations.

In your response, you conclude that the reserves attributable to locations with a negative present worth discounted at 10% did not comprise a material portion of the Company’s total proved

Mr. Brad Skinner

Securities and Exchange Commission

August 5, 2014

reserves at December 31, 2013. You also indicate your determination was made by utilizing both quantitative and qualitative factors and after considering the total mix of information disclosed and available to a reasonable investor, as well as the guidance provided in FASB ASC paragraph 932-235-50-6B.

In that regard, we considered the following factors:

•	The subject locations represent 9.5% of your total proved reserves; however, do not contribute to the pre-tax net present value of the Company and actually reduce such estimates by 1.8%;

•

The requirements for disclosure under FASB ASC paragraph 932-235-50-10 are specific to the particular components of an entity’s proved reserves that are affected; therefore, an analysis of the subject locations which represent 24.2% of your total proved undeveloped reserves indicates these locations actually reduce the total pre-tax net present value of your proved undeveloped reserves by 15.2%,  and;

•

You acknowledge that the subject proved undeveloped locations are part of your approved development plan and are committed to developing these reserves; therefore, the nature and value of these proved undeveloped reserves and the risks associated with these locations represents material information to a prospective investor not otherwise provided.

We believe the totality of the facts and circumstances relating to these locations indicate that the underlying reserve volumes are material and therefore meet the requirements for disclosure under FASB ASC paragraph 932-235-50-10. Separately, we note that the guidance in FASB ASC paragraph 50-6B is relevant to assessing whether reserve quantities are significant for purposes of reporting by geographic area, and is not relevant to whether reserve quantities are material for purposes of the disclosure contemplated by our comment. Accordingly, as previously requested, please expand your disclosure regarding such locations to address the following:

•	Clarify that reported reserve volumes include locations and quantities that have a negative present value when discounted at 10%;

•	Indicate the number of locations and reserve volumes with a negative present value, and;

Mr. Brad Skinner

Securities and Exchange Commission

August 5, 2014

•	Confirm that you have made a final investment decision, and are committed to developing the reserves, despite the negative value.

The Company acknowledges the Staff’s position and the requirements of FASB ASC paragraph 932-235-50-10 and respectfully requests that it provide the disclosure prospectively in its future filings to include commentary of such reserves, as required and applicable, in substantive form and content as follows:

The Company’s December 31, 20xx proved reserves include xxx Bcfe of proved undeveloped reserves from xxx locations that have a positive present value on an undiscounted basis in compliance with proved reserve requirements, but do not have a positive present value when discounted at 10% (-$xx million).  The Company has made a final investment decision and is committed to developing these reserves.

The Company believes the foregoing fairly responds to the Staff’s comment in its letter dated July 10, 2014 and is prepared to provide the Staff with additional information.  Thank you in advance for your assistance in this matter.  If you have any questions or additional comments, please do not hesitate to contact Josh Anders, Vice President and Controller, at (281) 618-7708 or the undersigned at (281) 618-2808.

Kind Regards,

/s/ R. CRAIG OWEN

R. Craig Owen
Senior Vice President and Chief Financial Officer

cc:   Ms. Jodi Probst, PricewaterhouseCoopers LLP